

Mail Stop 3030

October 8, 2009

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re:** **Silverhill Management Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 1, 2009**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table, page 2

1.   We note your response to prior comment1; however, the number of shares in your fee table does not match the sum of the numbers in the "Shares Offered" column of your Selling Stockholders table. Therefore, we reissue the comment.

Our Business, page 4

2.   We note your continued reference to "another market" in the last sentence on
      page 4 and "another quotation medium" on page 13. We therefore reissue our
      prior comment 3.

Risk Factors, page 6
We will not be subject to…, page 6

3.   We note the addition of your risk factor in response to comment 7. Please expand
      your disclosure to clarify under what circumstances your obligation to report
      under section 15(d) of the Exchange Act may become automatically suspended
      and how this may affect the availability of current public information about you.

Selling Stockholders, page 11

4.   Please substantially expand your response to prior comment 12 to analyze the
      authority on which you rely. Despite the lockup that you mention in your
      response, the nature of the transaction and the number of shares offered relative to
      the number of shares held by non-affiliates appears to have remained unchanged.

5.   Your disclosure in response to prior comment 13 does not identify the duration of
      the services provided for the securities nor does it show that those services were
      provided before you filed the registration statement. Therefore, we reissue the
      comment.

6.   Regarding your additional disclosure in response to comment 14, please clarify
      whether the persons you identify in the footnotes to your selling stockholder table
      are the beneficial owners of your securities held in the name of the entities
      included in the table. Refer to Rule 13d-3 under the Exchange Act.

7.   It is unclear how you addressed prior comment 16; therefore, we reissue the
      comment.

State Securities – Blue Sky Laws, page 14

8.   It appears that you have not addressed prior comment 17 as it applies to the
      second paragraph of this section. Therefore, we reissue the comment. Likewise,
      please revise the disclosure under "Shareholder Matters" on page 18 to clarify the
      purpose of your statements and to ensure that you are not seeking to satisfy your
      disclosure obligations merely by reference to statutes.

Limitations Imposed by Regulation M, page 15

9.   Rule 10b-6 under the Exchange Act, which you refer to in the first sentence of
        this section, was removed as of December 20, 1996. We therefore reissue our
        comment 20.

Directors, Executive Officers Promoters and Consultants, page 15

10.   Please disclose the last sentence of your response to prior comment 23.

Common Stock, page 17

11.   Please refer to the penultimate paragraph in this section. Expand your disclosure
        to indicate when your other outstanding shares could be sold under Rule 144.

12.   We note your deletions in response to comment 28. It is unclear, however, why
        you have also deleted your disclosure regarding stockholder approval for the
        issuance of shares under Delaware law and the effects of the existence of unissued
        shares. Please clarify.

Inspections Rights, page 18

13.   Regarding your response to prior comment 30, please tell us the legal basis for the
        "five days' written notice" requirement that you disclose in the first paragraph.

Overview, page 19

14.   We note your disclosure in response to comment 33. Please provide us with
        copies of all articles, surveys, and other sources of statistics cited, marking the
        relevant sections that support the data you have included, as requested in our
        comment. Furthermore, you indicate in your response that while the data
        appeared in newspapers, periodicals, and other trade groups, it was also prepared
        for your use. Please reconcile. You should file the consent of the sources of data
        prepared for your use in the registration statement.

15.   Please expand your statement in response 33 that you "believe that the data is
        reasonably recent and therefore accurate" to clarify how you determined whether
        more current data is available or whether the authors have revised their statistics
        given that you apparently did not obtain the consent of the authors.

16.   Please clarify what you mean by "BPA/P" in the fourth paragraph in this section.

Proposed Products and Services, page 20

17.   You indicate in the second full paragraph on page 21 that you will have working
        capital available to employ additional employees. Please clarify the basis for this
        statement, given your working capital as of June 30, 2009. Also clarify what you
        consider to be the date of this offering for purposes of your statement in this
        paragraph regarding continuation in business one year from the date of this
        offering; reconcile that statement with your Liquidity and Capital Resources
        disclosure.

Management's Discussion and Analysis or Plan of Operation, 22

18.   We note your response to prior comment 36. Please expand your discussion to
        describe the cash expended for professional fees and general and administrative
        expenses. Refer to Item 303(a)(3)(i) of Regulation S-K.

Summary Compensation Table, page 23

19.   We note your revisions in response to prior comment 40. Please revise your table
        to disclose the dollar amount required by Regulation S-K Item 402(n)(2)(v), to
        include the footnote required by the Instruction to that Item, and to add the dollar
        amount related to the stock compensation to the figures in the "Total" column.

Undertakings, page II-2

20.   We note that your amendments to this section in response to comment 49 do not
        include the undertaking in sections 512(a)(5)(ii) and (h) of Regulation S-K. We
        therefore reissue our comment.

Signatures, page II-4

21.   Your introductory paragraph refers to Amendment No. 3 while the paragraph
        below it refers to Amendment No. 1. Please reconcile.

22.   Please note that the instructions to Form S-1 require that your registration
        statement also be signed by your principal financial officer and your controller or
        principal accounting officer. Please revise to demonstrate clearly that you have
        complied with these instructions.

Exhibits

23.   Please file a copy of the lockup agreement that you mention on page 11.

24.   Your exhibit index indicates that exhibit 4.2 is both "to be filed by amendment" and "previously filed." Please clarify.

Exhibit 5.1

25.   To the extent that you change the amount of shares on the fee table in reconciling that amount to the selling shareholders table, please file an updated opinion of counsel.

26.   Please file the opinion and consent of the law firm mentioned under your caption "Legal Matters" on page 23 of your prospectus.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                 Cohen & Richardson, LLP